SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Penn Virginia Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

707882106
(CUSIP Number)

Marc Weingarten, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 707882106	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS Soros Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,003,509 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,003,509 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,003,509 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.18%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 707882106	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS George Soros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,003,509 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,003,509 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,003,509 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.18%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 707882106	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS Robert Soros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,003,509 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,003,509 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,003,509 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.18%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 707882106	SCHEDULE 13D	Page 5 of 10 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Penn Virginia Corporation, a Virginia corporation (the "Issuer"). The principal executive office of the Issuer is located at Four Radnor Corporate Center, Suite 200, 100 Matsonford Road, Radnor, Pennsylvania 19087.

Item 2.	IDENTITY AND BACKGROUND

(a) This statement is filed by (i) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC"), which serves as principal investment manager to Quantum Partners LP, a Cayman Islands exempted limited partnership ("Quantum Partners"), and WAFO LLC, a Delaware limited liability company ("WAFO" and together with Quantum Partners, the "Funds") with respect to the shares of Common Stock held by the Funds; (ii) George Soros, who serves as Chairman of SFM LLC; and (iii) Robert Soros, who serves as President and Deputy Chairman of SFM LLC. SFM LLC, George Soros and Robert Soros are hereinafter sometimes collectively referred to as the "Reporting Persons".

(b) The principal business address of each of the Reporting Persons is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

(c) SFM LLC serves as principal investment manager to each of the Funds. As such, SFM has been granted investment discretion over portfolio investments, including the Common Stock, held for the account of each of the Funds. George Soros serves as the Chairman of SFM LLC and Robert Soros serves as President and Deputy Chairman of SFM LLC.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SFM LLC is a Delaware limited liability company. George Soros and Robert Soros are each United States citizens.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used a total of approximately $29,063,000 (including brokerage commissions) in the aggregate to acquire the shares of Common Stock reported in this Schedule 13D.

The source of funding for the purchase of the Common Stock reported herein as beneficially owned by the Reporting Persons is the working capital of the Funds . The shares of Common Stock reported herein are or may be held from time to time in margin accounts established by the Funds with their respective brokers or banks and a portion of the purchase price for the Common Stock may be obtained through margin borrowing. Securities positions which may be held in the margin accounts, including the Common Stock, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

CUSIP No. 707882106	SCHEDULE 13D	Page 6 of 10 Pages

Item 4.	PURPOSE OF TRANSACTION

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons acquired beneficial ownership of the Common Stock of the Issuer for investment purposes because they believed the Issuer's Common Stock represented an attractive investment opportunity. The Reporting Persons believe that the Common Stock at current market prices is undervalued.

Representatives of the Reporting Persons have, from time to time, engaged in discussions with management of the Issuer regarding, among other things, the Issuer’s business, assets, prospects and strategic alternatives and direction. The Reporting Persons believe that the Issuer has been very well managed, and in fact that the financial incentives for its management team should be enhanced. However, the Reporting Persons also believe that the Issuer should explore strategic alternatives as a means to enhance or maximize shareholder value, and intend to continue to discuss the matters described above with the Issuer's management and may also seek to have conversations with the Issuer’s board of directors, as well as other shareholders of the Issuer, other industry participants, potential acquirers and other interested parties, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

Depending on various factors including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities"), disposing of any or all of their Securities, in the open market or otherwise, at any time and from time to time, and engaging in any hedging or similar transactions with respect to the Securities. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in subparagraphs (a)-(j) of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 6,003,509 shares of Common Stock, constituting approximately 9.18% of the Issuer's currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 65,366,452 shares of Common Stock outstanding as of February 19, 2014, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the SEC on February 24, 2014.

(i)	SFM LLC
	(a)	As of the date hereof, SFM LLC may be deemed the beneficial owner of 6,003,509 shares of Common Stock.
Percentage: Approximately 9.18% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 6,003,509 shares of Common Stock
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 6,003,509 shares of Common Stock
		4.	Shared power to dispose or direct the disposition: 0

CUSIP No. 707882106	SCHEDULE 13D	Page 7 of 10 Pages

(ii)	George Soros:
	(a)	As of the date hereof, George Soros may be deemed the beneficial owner of 6,003,509 shares of Common Stock.
Percentage: Approximately 9.18% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 6,003,509 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 6,003,509 shares of Common Stock

(iii)	Robert Soros:
	(a)	As of the date hereof, Robert Soros may be deemed the beneficial owner of 6,003,509 shares of Common Stock.
Percentage: Approximately 9.18% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 6,003,509 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 6,003,509 shares of Common Stock

(c) Information concerning transactions in the Common Stock effected by SFM LLC during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d) The partners of Quantum Partners are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the shares of Common Stock held for the account of Quantum Partners.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 hereto and is incorporated by reference herein.

Other than the joint filing agreement filed as an exhibit hereto, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

CUSIP No. 707882106	SCHEDULE 13D	Page 8 of 10 Pages

Item 7.	EXHIBITS

Exhibit	Description
1	Joint Filing Agreement, dated March 18, 2014.
2	Power of Attorney, dated as of June 26, 2009, granted by George Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, Robert Soros, and David Taylor.
3	Power of Attorney, dated as of October 3, 2007, granted by Robert Soros in favor of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber, and David Taylor.

CUSIP No. 707882106	SCHEDULE 13D	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 18, 2014

SOROS FUND MANAGEMENT LLC

By:	/s/ Jay Schoenfarber
Name:	Jay Schoenfarber
Title:	Deputy General Counsel

GEORGE SOROS

By:	/s/ Jay Schoenfarber
Name:	Jay Schoenfarber
Title:	Attorney-in-Fact

ROBERT SOROS

By:	/s/ Jay Schoenfarber
Name:	Jay Schoenfarber
Title:	Attorney-in-Fact

CUSIP No. 707882106	SCHEDULE 13D	Page 10 of 10 Pages

Schedule A

Transaction History of the Reporting Persons with respect to the Common Stock

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock that were effectuated by the Reporting Persons during the past sixty days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker and all prices include brokerage commissions.

Trade Date	Amount Purchased (Sold)	Price Per Share ($)
1/29/2014	(165,006)	11.9191
2/18/2014	20,000	13.1036
2/18/2014	220,000	13.0653
2/18/2014	250,000	13.0430
2/19/2014	50,000	13.0813
2/19/2014	130,000	12.7669